UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

Spotlight Innovation Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

849207105

(CUSIP Number)

Cristopher Grunewald

6750 Westown Parkway, Suite 200-226

West Des Moines, Iowa 50266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 849207105

1	NAMES OF REPORTING PERSONS: Cristopher Grunewald I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,203,627 shares of Common Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,203,627 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,203,627 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Spotlight Innovation Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 6750 Westown Parkway, Suite 200-226, West Des Moines, Iowa 50266.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of Cristopher Grunewald (the “Reporting Person”) with an address at 6750 Westown Parkway, Suite 200-226, West Des Moines, Iowa 50266. The present principle occupation of the Reporting Person is Chief Executive Officer of the Issuer. The Reporting Person is a resident of the United States.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock of the Issuer in connection with the merger between the Issuer and Spotlight, LLC (4,003,627) and the employment agreement between the Reporting Person and the Issuer (3,200,000).

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of common stock of the Issuer pursuant to the terms and conditions of the aforementioned merger agreement and employment agreement. The Reporting Person owns a total of 7,203,627 shares of common stock of the Issuer. There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than as described herein.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

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Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person owns 7,203,627 shares of Common Stock of the Issuer (constituting 52.51% of the Issuer’s issued and outstanding common stock). The Reporting Person also owns 500,000 shares of Series C Preferred Stock of the Issuer which the Reporting Person executed a power of attorney to a third party, who are holding these shares in escrow and acting as an impartial arbiter, who assumed control of these shares under certain circumstances as provided in the subscription materials of a certain financing between the Issuer and three investors on June 9, 2014.

(b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 7,203,627 shares of Common Stock of the Issuer of the Issuer that the Reporting Person owns.

(c) Transactions in the securities effected during the past sixty days: None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described in Item 4 and Item 5  of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits.

Copies of all agreements referenced herein can be found at www.sec.gov in the filings of Spotlight Innovation Inc.

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SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2015	By:	/s/ Cristopher Grunewald
Cristopher Grunewald

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